

Mail Stop 3561

August 10, 2017

Ms. Patricia L. Kampling
Chairman and Chief Executive Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, Wisconsin 53718

> **Re:     Alliant Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-09894**

Dear Ms. Kampling:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 32

1.  We note that you present measures entitled "utility electric margins" and "utility gas margins," which appear to be non-GAAP measures of gross profit.  Please clearly label these measures as non-GAAP measures.  Please also revise your presentation to reconcile your non-GAAP measures to the closest GAAP measures (such as operating income) avoiding presentation of a full income statement reconciliation.  Lastly, your reconciliation should begin with the GAAP measure so this non-GAAP measure does not receive undue prominence.  See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823, or me at 202-551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products